15046381

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67510

tr 3/6/15

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Bowen Advisors, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Recreation Park Drive, Suite 210
(No. and Street)

Hingham	**MA**	**02043**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ranjit Survanshi **617.245.1676**
0
(Area Code - *Telephone* No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name - if individual, state last, first, middle name)

99 High Street	**Boston**	**MA**	**02110**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/9/15

OATH OR AFFIRMATION

I, **Paul I. Bowen**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Bowen Advisors, Inc.**, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

President

Signature and Title

ALICIA B. CARLONI
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 10, 2017

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
() (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
(x) (m) A Copy of the SIPC Supplemental Report.
(x) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
(x) (o) Management's assertion letter regarding 15c3-3 Exemption Report

Table of Contents

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Shareholder of Bowen Advisors, Inc.:

We have audited the accompanying statement of financial condition of Bowen Advisors, Inc. as of December 31, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowen Advisors Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wolf & Company, P.C.
Boston, Massachusetts
February 23, 2015

Bowen Advisors, Inc.

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$ 500,164
Accounts receivable, net	278,019
Investments, at fair value	270,218
Prepaid expenses	36,711
Property and equipment, net	61,207
Total assets	$ 1,146,319

Liabilities and Shareholder's Equity

Accounts payable	$ 2,039
Accrued retirement plan contribution	75,000
Accrued compensation	25,652
Unearned revenue	77,415
Other liabilities	32,259
Total liabilities	212,365
Shareholder's equity:	
Common stock, $0.0001 par value, 10,000,000 shares authorized, 8,000,000 shares issued and outstanding	800
Additional paid-in-capital	13,492
Retained earnings	919,662
Total shareholder's equity	933,954
Total liabilities and shareholder's equity	$ 1,146,319

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Income

Year Ended December 31, 2014

Revenue:	
Success fees	$ 6,984,656
Consulting services	1,933,080
Reimbursed expenses	107,560
Total revenue	9,025,296
Expenses:	
Shareholder's compensation	2,350,486
Salaries, bonuses and commissions	5,121,612
Professional and consulting fees	319,328
Payroll taxes	201,419
Reimbursed travel and other direct expenses	107,560
Insurance	107,730
Rent and other office costs	119,554
Employee benefits	67,170
Travel and entertainment	105,104
Bad debt expense	137,532
Retirement plan contribution	143,039
Marketing	49,341
Computer-related expenses	44,951
Research subscriptions	26,977
Depreciation	19,423
Telephone	6,166
Other expenses	3,018
Total expenses	8,930,410
Other income:	
Realized gain on investments	65,100
Unrealized gain on investments	9,870
Interest and dividend income	1,027
Loss on disposal of property and equipment	(4,649)
Total other income	71,348
Net income	$ 166,234

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2013	$ 800	$ 13,492	$ 859,928	$ 874,220
Net income			166,234	166,234
Shareholder Distributions	-	-	(106,500)	(106,500)
Balance at December 31, 2014	$ 800	$ 13,492	$ 919,662	$ 933,954

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Statement of Cash Flows

Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 166,234
Adjustments to reconcile net income to net cash provided by operating activities:	
Net realized and unrealized gain on investments	(74,970)
Depreciation	19,423
Loss on disposal of fixed assets	4,649
Provision for bad debts	137,532
Changes in operating assets and liabilities:	
Accounts receivable	(18,230)
Prepaid expenses	(20,814)
Accounts payable	(1,088)
Accrued retirement plan contribution	28,569
Accrued compensation	(69,896)
Unearned revenue	(10,263)
Other liabilities	(6,890)
Net cash provided by operating activities	154,256
Cash flows from investing activities:	
Purchases of property and equipment	(45,102)
Proceeds from sale of investment	74,999
Net cash provided by investing activities	29,897
Cash flows from financing activities:	
Shareholder distributions	(106,500)
Net cash used by financing activities	(106,500)
Net increase in cash and cash equivalents	77,653
Cash and cash equivalents at beginning of year	422,511
Cash and cash equivalents at end of year	$ 500,164

See accompanying notes to financial statements.

Bowen Advisors, Inc.

Notes to Financial Statements

Year Ended December 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Bowen Advisors, Inc. (the "Company') was organized on January 2, 2004 under the laws of the State of Delaware. Paul I. Bowen, III is the Company's sole owner. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA") was approved on June 5, 2007. The Company provides consulting, private placement and other services for its clients in the United States and internationally. The Company's clients are primarily emerging or established technology companies.

Revenue associated with transactions which closed during the year and which is non-recurring in nature represents approximately 77% of total revenue for the year ended December 31, 2014. Revenue from a single customer represents 38% of total revenue for the year ended December 31, 2014.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Items of income and expense are accounted for on the accrual basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. Cash and cash equivalents exclude amounts segregated under federal or other regulations. The Company maintains balances in financial institutions which may at times exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue from consulting and other services on a monthly basis as work is performed. The Company recognizes success fees associated with private placements and merger and acquisition transactions as earned, which is generally at the closing of the underlying transaction. Success fees received in the form of equity instruments and reported as investments in the statement of financial condition are recorded at the fair value of the instrument or the services, whichever is more reliably measurable. Subsequent changes in fair value are recorded as unrealized gains or losses in the statement of income. In addition, the Company records revenues derived from contractually reimbursable out-of-pocket expenses when such expenses have been incurred and invoiced.

Accounts Receivable

Accounts receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical collection experience. An allowance for doubtful accounts is determined based on management's best estimate of probable losses. There is an allowance of $50,000 for doubtful accounts at December 31, 2014.

Property and Equipment

Property and equipment, consisting primarily of computer and other office equipment and furniture, are recorded at cost. Depreciation is computed based on estimated useful lives (ranging from three to seven years) using the straight-line method.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

A hierarchal framework has been established which prioritizes and ranks the level of market price observability used in measuring fair value. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value (concluded)

Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 – Inputs include unobservable inputs that reflect management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Management develops these inputs based on the best information available, including management's own data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Income Taxes

The Company, with the consent of its sole shareholder, has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code. As a Subchapter S corporation, the Company's taxable income and any separately reportable items are reported on the shareholder's individual income tax returns. The Company is subject to state income taxes and state excise taxes in accordance with statutory requirements. If material, the Company recognizes deferred tax assets and liabilities for the expected future state tax consequences of differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. No deferred taxes are recognized at December 31, 2014.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. The resulting tax impact of these tax positions are recognized in the financial statements based on the result of this evaluation. The financial statements include no provision for uncertain tax positions.

The Company records any interest and penalties as part of general and administrative expenses. No interest or penalties were recorded for the year ended December 31, 2014.

The Company is currently open to federal and state tax examinations for years beginning after December 31, 2010.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Commissions

Commissions and non-discretionary bonuses associated with success fees are earned by non-shareholder employees when the related success fee is recorded by the Company. Commissions and bonuses associated with success fee revenue and payable to the sole shareholder are deemed discretionary and are recognized when paid.

3. INVESTMENTS

Investments consist of marketable and non-marketable securities. Marketable securities are valued based on the public market trading price of the security. Non-marketable securities are valued using the income, market or cost approach or some combination of the three approaches. Changes in the fair value of these investments are reported in the statement of income. See Notes 2 and 5.

The Company's investments expose it to various types of risk such as market, liquidity, credit and general economic risks. Investments in foreign securities introduce additional risks including, but not limited to, repatriation restrictions, currency valuation, adverse political and social developments and varying degrees of market regulation. Due to the uncertainty related to changes in the fair value of investments associated with such risks, it is at least reasonably possible that changes in risk factors in the near term could materially affect the amounts reported in the financial statements.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2014:

Furniture and fixtures	$ 66,398
Office equipment	58,968
Less accumulated depreciation	(64,159)
	$ 61,207

5. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 2) the Company's financial assets measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets				
Investments	$ 137,990	$ -	$ 132,228	$ 270,218

The fair value of warrants was estimated using the Black-Scholes option pricing model. The following table presents additional information about the valuation of Level 3 investments as of December 31, 2014.

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value	Valuation Technique	Unobservable Inputs	Quantitative Unobservable Input
Warrants to purchase common stock	132,228	Option pricing model Black-Scholes	Estimated term	2.83
			Risk free rate	.02%
			Volatility	64.8%
			Marketability discount	50%

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

Bowen Advisors, Inc.

Notes to Financial Statements (Continued)

FAIR VALUE MEASUREMENTS (concluded)

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of December 31, 2013	$ 36,231
Net unrealized gain	95,997
Balance as of December 31, 2014	$ 132,228
Change in net unrealized gains/losses for investments held at December 31, 2014	$ 95,997

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

6. RETIREMENT PLAN

As of January 1, 2008, the Company has implemented a 401(k)/Profit-Sharing Plan ("the Plan") which covers all full-time employees meeting the service requirements of the Plan.

Under the 401(k) component of the Plan, employees can elect to contribute up to statutory limits. Under the profit sharing component of the Plan, the Company is required to contribute a minimum amount equal to 3% of all eligible employees' annual compensation. At the sole discretion of the equity owner of the Company, the profit sharing component may exceed the 3% Safe Harbor amount up to the maximum contributions as allowed by IRS regulations.

Employees are 100% vested in contributions made on their behalf under the 3% Safe Harbor provision. Vesting on profit sharing amounts exceeding the 3% occurs upon an eligible employee's 2-year anniversary with the Company.

The Company has recorded contribution expense to the plan of $143,039 for the year ended December 31, 2014.

7. COMMITMENTS

The Company entered into an operating lease for office space located in Hingham, Massachusetts in December 2013. The Hingham operating lease is a non-cancelable operating lease which expires November 2018. The Company has the option to extend the lease for an additional five years subject to an adjustment of base rent to the then fair value, as defined. Rent expense under this lease agreement totaled $88,161 for the year ended December 31, 2014.

Future minimum non-cancelable lease payments, excluding provisions for operating costs and tax escalation charges, are as follows:

Years Ending December 31,	Amount
2015	78,675
2016	80,590
2017	82,505
2018	77,238
	$ 319,008

8. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines which require the Company to maintain a minimum amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $403,588 which is $389,430 in excess of its required net capital of $14,158. At December 31, 2014, the Company's ratio of aggregate indebtedness to capital was 0.53 to 1.

Bowen Advisors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

Computation of net capital:

Total shareholder's equity from statement of financial condition	$ 933,954
Less: non-allowable assets:	
Accounts receivable	278,019
Investments	132,229
Prepaid expenses	36,711
Property and equipment, net	61,207
Total non-allowable assets	508,166
Less: hair cuts on securities	(22,200)
Net capital	$ 403,588

Computation of basic net capital requirement:

Net capital requirement of reporting broker-dealer	$ 14,158
Excess net capital	$ 389,430
Aggregate indebtedness	$ 212,365
Percentage of aggregate indebtedness to net capital	53%

There were no material differences between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form-17A-5 as of December 31, 2014.

See independent auditors' report.

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Shareholder of Bowen Advisors, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Bowen Advisors, Inc. (the "Company") identified the following provisions under 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.
Boston, Massachusetts
February 23, 2015

Bowen Advisors

EXEMPTION REPORT

This letter is to serve as notice that Bowen Advisors, Inc. (the "Company", "we" or "us") did claim exemption from SEA Rule 15c3-3 during its most recent fiscal year. The Company claims exemption from SEA Rule 15c3-3 under the provisions set forth in paragraph (k)(2)(i). During its most recent fiscal year, the Company did not hold any customer accounts, and it did not have a clearing arrangement set up with a clearing broker or dealer. The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

Bowen Advisors, Inc.
February 23 , 2015

WOLF
& COMPANY, P.C.

Independent Accountant's Report

To the Shareholder of
Bowen Advisors, LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Securities Investor Protection Corporation ("SIPC") annual general assessment reconciliation ("Form SIPC-7") for the year ended December 31, 2014, which were agreed to by Bowen Advisors, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   No findings noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7.

   No differences noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   No adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

   No findings noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   No such overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

February 23, 2015